Exhibit 99(i)

   Sony Corporation Consolidated Financial Results for the First Quarter Ended
                                  June 30, 2004

    TOKYO, July 28 /PRNewswire-FirstCall/ -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2004 (April 1, 2004 to June 30, 2004).

                                   (Billions of yen, millions of U.S. dollars,
                                             except per share amounts)
                                          First quarter ended June 30
                                    2003         2004      Change        2004*
    Sales and operating revenue  Y1,603.8     Y1,612.1      +0.5%      $14,927
    Operating income                 16.7          9.8     -41.4            91
    Income before income taxes       35.8          6.6     -81.5            61
    Net income                        1.1         23.3  +1,975.3           215

    Net income per share of
     common stock
        - Basic                     Y1.24       Y25.10  +1,924.2%        $0.23
        - Diluted                    1.24        23.81  +1,820.2          0.22

    * U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y108 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2004.

       Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Consolidated Results for the First Quarter Ended June 30, 2004

    Sales and operating revenue ("sales") increased 0.5% compared with the same quarter of the previous fiscal year; on a local currency basis sales grew 5%. (For all references herein to results on a local currency basis, see Note I.)
    In the Electronics segment, although sales to outside customers increased, overall sales decreased 0.2% due to a significant decline in intersegment sales to the Game segment resulting from the outsourcing of PlayStation 2 ("PS 2") production to third parties in China. With respect to major products in the Electronics segment, sales of flat panel and LCD rear projection televisions and digital still cameras increased, while sales of portable audio and CRT televisions decreased. Sales declined in the Game segment due to lower sales of hardware. Sales increased in the Music segment due to a string of successful releases. In the Pictures segment, although sales on a U.S. dollar basis increased, sales decreased due to the appreciation of the yen.
In the Financial Services segment, revenue decreased due to a change in the accounting classification, effective as of the third quarter of the fiscal year ended March 31, 2004, of certain products (refer to "Financial Services").
    Operating income decreased 41.4% (27% increase on a local currency basis) compared with the same quarter of the previous year.
    In the Electronics segment, operating income declined mainly due to the appreciation of the yen and an increase in restructuring charges. In the Game segment, an operating loss was recorded mainly due to lower sales of software published by Sony Computer Entertainment Inc. ("SCE"). Although the Music segment recorded an operating loss, the loss decreased compared with the same quarter of the previous year as a result of an increase in sales and the realization of benefits from restructuring activities. In the Pictures segment, operating income was recorded compared with an operating loss in the same quarter of the previous year due to the successful performance of home entertainment and theatrical releases. In the Financial Services segment, operating income declined mainly due to an increase in insurance claims paid.
    Restructuring expenses for the first quarter amounted to Y12.0 billion ($111 million) compared to Y6.5 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring expenses were Y10.7 billion ($99 million) compared to Y4.6 billion in the same quarter of the previous fiscal year.
    Income before income taxes decreased 81.5% compared with the same quarter of the previous fiscal year. Deterioration in the net effect of other income and other expenses was mainly the result of a decrease in gain from the sale of securities investments and an increase in net foreign exchange loss. The decrease in gain from the sale of securities investments was due to the recording, in the same quarter of the previous fiscal year, of a deferred gain of Y6.0 billion, from Sony's sale, during the fiscal year ended March 31, 2003, of its equity interest in Telemundo Communications Group, Inc. and its subsidiaries.
    Net income increased significantly compared to the same quarter of the previous year. An equity gain was recorded in equity in net income of affiliated companies, compared to an equity loss in the same quarter of the previous fiscal year. Equity in net income of affiliated companies for the first quarter of the current year included the recording of Y12.8 billion
($119 million) as equity in net income from InterTrust Technologies
Corporation ("InterTrust"). This amount reflects InterTrust's proceeds from a license agreement with Microsoft Corporation arising from the settlement of a patent-related lawsuit. In addition, Sony Ericsson Mobile Communications AB ("Sony Ericsson") significantly improved earnings and contributed Y5.8 billion ($54 million) to equity in net income compared to the loss of Y5.8 billion recorded in the same quarter of the previous year. As for income tax expense (benefit), as a result of the reversal of deferred tax liabilities on undistributed earnings from a foreign subsidiary, a net tax benefit of Y1.8 billion ($17 million) was recorded. In addition, as of the fiscal year beginning April 1, 2004, Sony Life Insurance Co., Ltd. ("Sony Life") has adopted new accounting principles that have resulted in the recording of a Y4.7 billion ($44 million) charge as the cumulative effect of an accounting change. (See Note 6. for details of these new accounting principles.)

     Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation

    The consolidated results when viewed on a local currency basis demonstrated both increased revenue and increased profits. However, due to the appreciation of the yen, operating income declined and only a slight increase
in sales could be realized for the first quarter ended June 30, 2004.   Net
income increased significantly mainly due to the contribution of equity in net income including that from Sony Ericsson. In addition, the worldwide theatrical release of Spider-Man 2 beginning at the end of June is proving to be a huge success.
    For the Sony Group, the fiscal year ending March 31, 2005 has been earmarked as an important year for strengthening the foundation necessary for achieving mid- to long-term growth. We will continue to enhance the competitiveness of our products in key categories such as digital AV products, and will release enticing new products such as the new PlayStation Portable handheld video game system. In addition, by investing proactively in key components such as semiconductors and LCD panels, we are striving to increase the proportion of components developed internally in order to incorporate added-value into the Sony Group. In the Music segment, the establishment of a joint venture with Bertelsmann AG is aimed at improving profitability by enhancing management efficiencies and generating benefits from increased business size.
    With the implementation of these measures coupled with a sound restructuring program and the enhancement of our management structure, Sony will be a company that works together, as a group, for the realization of ever more enhanced profitability.

    Operating Performance Highlights by Business Segment

    Electronics

                                   (Billions of yen, millions of U.S. dollars)
                                           First quarter ended June 30
                                     2003       2004        Change       2004
     Sales and operating revenue  Y1,100.3   Y1,098.0       -0.2%      $10,167
     Operating income                 13.8        6.9      -49.9            64

      Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales decreased 0.2% (4% increase on a local currency basis) due to a significant decline in intersegment sales to the Game segment primarily owing to the outsourcing of PS 2 game console production to third parties in China. On the other hand, sales to outside customers increased 4.0% compared to the same quarter of the previous year. This was due to an increase in sales of flat panel televisions, which exhibited increased sales in all geographic regions; Cybershot digital still cameras, which saw continued market growth and an increase in the number of units sold; and LCD rear projection televisions, which saw increased sales especially in the U.S. However, CRT televisions, faced with a shift in demand towards flat panel televisions, experienced a decline in sales, as did portable audio due to negative market conditions.
    Operating income decreased by Y6.9 billion, or 49.9% compared with the same quarter of the previous year. Although sales to outside customers increased, operating income decreased due to the appreciation of the yen and an increase in restructuring charges. In addition, an increase in research and development expenses associated with semiconductor process technologies also contributed to the decrease in operating income. The decrease in sales of portable audio, and the decline in unit prices of flat panel televisions and PC drives also contributed to the decrease in operating income. On the other hand, the operating performance of CCDs improved due to an increase in sales mainly of digital still cameras.
    Inventory, as of June 30, 2004, was Y603.2 billion ($5,585 million), a Y74.5 billion, or 14.1%, increase compared with the level as of June 30, 2003 and a Y110.9 billion, or 22.5%, increase compared with the level as of March 31, 2004. In particular, there was an increase in the inventory of products such as flat panel televisions, digital still cameras and camcorders associated with increased production due to increased sales to outside customers.

    Game

                                   (Billions of yen, millions of U.S. dollars)
                                          First quarter ended June 30
                                     2003         2004       Change     2004
     Sales and operating revenue    Y125.2       Y105.4      -15.9%     $976
     Operating income (loss)           1.8         (2.9)         -       (27)

      Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales decreased 15.9% compared with the same quarter of the previous year (a 13% decrease on a local currency basis) due to a decrease in sales of hardware, and despite an increase in sales of software.
    Hardware: Although PS 2 unit sales in Europe increased compared with the same quarter of the previous fiscal year, unit sales in Japan and the U.S. decreased, contributing to a decline in overall unit sales. This overall decline in unit sales, combined with strategic price reductions of the PS 2 in Japan, the U.S. and Europe caused the decrease in sales.
    Software: Although unit sales of and revenue from PlayStation software decreased, this was more than offset by an increase in the unit sales and revenue of PS 2 software, resulting in an overall increase in software sales. There was an increase in revenue in Japan, while revenue in the U.S. and Europe decreased.
    Operating loss of Y2.9 billion ($27 million) was recorded, compared to operating income of Y1.8 billion in the same quarter of the previous year, mainly due to a decrease in hardware sales, a decrease in sales of software published by SCE and the continuation of aggressive investment in research and development for future business.

    Worldwide hardware production shipments:*
      - PS 2:         0.71 million units (a decrease of 1.94 million units)
      - PS one:       0.57 million units (a decrease of 0.26 million units)

    Worldwide software production shipments:*
      - PS 2:           38 million units (an increase of 7 million units)
      - PlayStation:     3 million units (a decrease of 5 million units)

     * Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

    Inventory as of June 30, 2004 was Y111.5 billion ($1,032 million), a Y33.4 billion, or 23.1%, decrease compared with the level as of June 30, 2003 and a Y19.4 billion, or 14.8%, decrease compared with the level as of March 31, 2004.

    Music

                                 (Billions of yen, millions of U.S. dollars)
                                          First quarter ended June 30
                                  2003         2004       Change       2004
     Sales and operating revenue Y117.0       Y118.8      + 1.5%      $1,100
     Operating loss                (6.0)        (1.1)         -          (10)

    The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. ("SMEI"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. ("SMEJ"), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

    Sales increased 1.5% compared with the same quarter of the previous year (7% increase on a local currency basis). Of the Music segment's sales, 71% were generated by SMEI, and 29% were generated by SMEJ.
    SMEI: Sales on a U.S. dollar basis increased 8% compared with the same quarter of the previous year. Strong music sales were driven by several key releases including Gretchen Wilson's debut album Here for the Party, Prince's Musicology, and Anastacia's self-titled album. Manufacturing revenues also increased due to higher sales volume, particularly of DVDs.
    SMEJ: Sales increased 7% compared with the same quarter of the previous year due to an increase in revenue associated with artists' live concerts and an increase in album and singles sales. Best selling albums during the quarter included Yutaka Ozaki's 13/71 The Best Selection, Ken Hirai's Hitomi wo Tojite and FLOW's GAME.
    Operating loss of Y1.1 billion ($10 million) was recorded compared with an operating loss of Y6.0 billion in the same quarter of the previous year, an improvement of Y4.9 billion year on year, as operating performance at both SMEI and SMEJ continued to improve.
    SMEI: In the first quarter ended June 30, 2004, SMEI's operating loss declined 40% compared with the prior year (U.S. dollar basis) due to higher sales resulting from stronger releases and the continued realization of benefits from the worldwide restructuring activities implemented over the past two years. These activities included the rationalization of record label shared services, manufacturing, distribution and support functions.
    SMEJ: Operating income increased significantly compared to the prior year due to the higher sales noted above and an improvement in the cost of sales ratio mainly resulting from an increase in the sale of albums with relatively low production costs.
    In December 2003, Sony and Bertelsmann AG announced that they had signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. It will not include SMEI's music publishing, physical distribution and disc manufacturing business or SMEJ. Regulatory approval has now been obtained in the EU and approval in the U.S. is still pending.

    Pictures

                                 (Billions of yen, millions of U.S. dollars)
                                        First quarter ended June 30
                                    2003      2004      Change       2004
     Sales and operating revenue   Y151.1    Y148.2     - 1.9%      $1,372
     Operating income (loss)         (2.4)      4.1         -           38

    The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

    Sales decreased 1.9% compared with the same quarter of the previous year (6% increase on a U.S dollar basis). Sales, on a U.S. dollar basis, increased primarily due to higher home entertainment revenues led by the strong performance of 50 First Dates and Big Fish. Major theatrical releases which contributed to sales in the first quarter ended June 30, 2004, included Spider-Man 2 (released on June 30), Hellboy and 13 Going on 30. Television revenues increased due to higher advertising revenues on The King of Queens and higher international syndication and DVD revenues from television library product, offset slightly by lower Seinfeld syndication sales due to the extension of an agreement with a U.S. cable network in the same quarter of the previous year.
    Operating income of Y4.1 billion ($38 million) was recorded compared with an operating loss of Y2.4 billion in the prior year, an improvement of Y6.5 billion year on year, primarily due to the successful performance of home entertainment and theatrical releases. In addition, operating income benefited from lower marketing expenditures in the current year's first quarter ended June 30, 2004 compared to the same quarter of the previous year. Television profits declined from the prior year primarily due to the lower Seinfeld syndication sales noted above.

    Financial Services

                                  (Billions of yen, millions of U.S. dollars)
                                         First quarter ended June 30
                                    2003        2004      Change       2004
     Financial Services revenue    Y149.6      Y133.6     -10.7%      $1,237
     Operating income                14.0        10.4     -25.9           96

      Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Financial Services revenue decreased 10.7% to Y133.6 billion ($1,237 million) compared with the same quarter of the previous year, mainly due to a
decrease in revenue at Sony Life.   Revenue at Sony Life decreased by Y17.7
billion or 14% to Y112.7 billion ($1,044 million), compared with the same quarter of the previous year*. Regarding Sony Life, as of the third quarter beginning October 1, 2003, the method of recognizing insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits. This change in revenue recognition method which led to a decrease in revenue from insurance premiums, coupled with a decrease in valuation gains from the separate account assets which are defined by insurance business law in Japan, resulted in a decrease of revenue at Sony Life. Because valuation gains from such separate account assets revert to the insurance policy holder, there is no effect on operating income.
    Operating income decreased by Y3.6 billion or 25.9% to Y10.4 billion ($96 million) compared with the same quarter of the previous year, mainly due to a decrease in operating income at Sony Life. Operating income at Sony Life decreased by Y3.8 billion or 26% to Y10.5 billion ($97 million), primarily due to an increase in insurance claims paid, dividends, and the introduction of a new accounting policy (See Note 6.).* The aforementioned change in revenue recognition method, adopted in the third quarter beginning October 1, 2003, did not have a material effect on operating income at Sony Life.

      * The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis. The above mentioned change in revenue recognition method did not have an impact on results on a Japanese statutory basis.

    Other

                                  (Billions of yen, millions of U.S. dollars)
                                         First quarter ended June 30
                                    2003        2004      Change       2004
     Sales and operating revenue    Y62.3       Y59.4      -4.7%       $550
     Operating income (loss)          3.4        (0.8)        -          (7)

      Unless otherwise specified, all amounts are on a U.S. GAAP basis.

    Sales decreased 4.7% compared to the same quarter of the previous fiscal year. This was mainly the result of a decrease in intersegment sales at a Japanese subsidiary involved in the advertising agency business, in accordance with contract changes. However, there was an increase in sales in both the production and marketing of animation products and in the IC card businesses. In addition, an increase in revenue resulted from the switch from the equity accounting method to the consolidated accounting method, in the second quarter of the previous fiscal year, of a subsidiary responsible for operating a real estate complex in Germany.
    An operating loss of Y0.8 billion ($7 million) was recorded, representing a decrease of Y4.2 billion compared with the operating income of Y3.4 billion in the same quarter of the previous fiscal year. This deterioration was due to the fact that a business operated by a U.S. subsidiary recorded a one-time gain of Y7.7 billion on the sale of rights related to a portion of the Sony Credit Card portfolio in the same quarter of the previous fiscal year.

    Cash Flow

    The following charts show Sony's unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

    Cash Flow - Consolidated (excluding Financial Services segment)

                                   (Billions of yen, millions of U.S. dollars)
                                           First quarter ended June 30
     Cash flow                        2003       2004     Change        2004
     - From operating activities    Y(138.4)    Y(72.9)   Y+65.5       $(675)
     - From investing activities      (55.7)    (174.9)   -119.2      (1,620)
     - From financing activities      113.7      (49.1)   -162.8        (455)
     Cash and cash equivalents at
      beginning of the first quarter  438.5      592.9    +154.4       5,490
     Cash and cash equivalents as
      of June 30                      357.9      309.2     -48.7       2,863

    Operating Activities: During the quarter ended June 30, 2004, operating activities used more cash than they generated, mainly due to an increase in inventory in the Electronics segment, in particular of flat panel televisions, digital still cameras and camcorders reflecting an increase in production due to an increase in sales to outside customers, and a decrease in notes and accounts payable, trade, although this was partially offset by net income, excluding the effect of depreciation and amortization, and a decrease in notes and accounts receivable, trade, mainly in the Music and Pictures segments. Compared with the same quarter of the previous fiscal year, there was a decrease in the use of net cash as although there was a decrease in notes and accounts payable, trade, this was offset by a decrease in notes and accounts receivable, trade.
    Investing Activities: During the quarter ended June 30, 2004, Sony made aggressive capital investments mainly concentrated in semiconductors, as well as investments associated with an amorphous TFT LCD panel manufacturing joint venture (named S-LCD Corporation) established with Samsung Electronics Co., Ltd.
    As a result, the total amount of cash flow from operating activities and from investing activities was a use of cash of Y247.8 billion ($2,294 million).
    Financing Activities: During the quarter ended June 30, 2004, Sony redeemed a portion of its long-term debt.
    Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y48.7 billion to Y309.2 billion ($2,863 million) as of June 30, 2004, compared to June 30, 2003.

    Cash Flow - Financial Services segment

                                   (Billions of yen, millions of U.S. dollars)
                                           First quarter ended June 30
     Cash flow                        2003       2004     Change        2004
     - From operating activities     Y66.1      Y50.5     Y-15.5        $468
     - From investing activities     (76.1)    (209.8)    -133.7      (1,942)
     - From financing activities      41.3       92.3      +51.0         855
     Cash and cash equivalents at
      beginning of the first quarter 274.5      256.3      -18.2       2,373
     Cash and cash equivalents
      as of June 30                  305.8      189.4     -116.5       1,754

    Operating Activities: Operating activities generated more cash than was used due to an increase in income from insurance premiums and other, reflecting an increase in insurance-in-force.
    Investing Activities: As the result of increased investment, particularly in domestic bonds, due to the aforementioned increase in income from insurance premiums and the continued appreciation of domestic interest rates, payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances.
    Financing Activities: Deposits from customers in the banking business increased due to factors including an increase in the number of accounts.
    Cash and Cash Equivalents: As a result of the above, cash and cash equivalents decreased Y116.5 billion to Y189.4 billion ($1,754 million) as of June 30, 2004 compared to June 30, 2003.

    Notes

    Note I: During the first quarter ended June 30, 2004, the average value of the yen was Y108.8 against the U.S. dollar and Y130.7 against the euro, which was 7.4% higher against the U.S. dollar and 1.8% higher against the euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.
    Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

    Outlook for the Fiscal Year ending March 31, 2005

    Profits for the first quarter of the fiscal year exceeded expectations. Nonetheless, because we are cautious about the future operating environment, we have not revised our forecast for the fiscal year ending March 31, 2005 announced on April 27, 2004, as stated in the table below. In addition, there has been no change to our forecast for capital expenditures, depreciation and amortization or research and development expenses.

                                                     Change from previous year
      Sales and operating revenue    Y7,550 billion               +1%
      Operating income                  160 billion              +62
      Income before income taxes        160 billion              +11
      Net income                        100 billion              +13

    Restructuring expenses of approximately Y130 billion are included in the above forecast (no change from the previous forecast).

      Capital expenditures
       (additions to fixed assets)     Y410 billion               +8%
      Depreciation and amortization*    370 billion               +1
      (Depreciation expenses for
       tangible assets)                (290 billion)             (+1)
      * Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
      Research and development
       expenses                         550 billion               +7

    Assumed exchange rates from the second quarter: approximately Y105 to the U.S. dollar, approximately Y125 to the euro.
    As noted in the Music section of "Operating Performance Highlights by Business Segment," regulatory approval has been obtained in the EU and is pending in the U.S. that will allow the merger of Sony Corporation of America and Bertelsmann AG's recorded music businesses. Once the merger is completed, management of the joint venture will then establish a budget for the remainder of the fiscal year that includes restructuring activities. The above forecast does not give effect to the benefits of this merger or the restructuring costs to be incurred in its implementation. As the joint venture will be accounted for under the equity method, sales and operating income of the recorded music business will no longer be consolidated within those line items; rather, the net income of the joint venture will be reported as equity in net income of affiliated companies.
    As of June 30, 2004, Sony had deferred tax assets on tax loss carry forwards in relation to Japanese local income taxes totaling Y89.0 billion. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense. On the other hand, as of June 30, 2004, the U.S. subsidiaries of Sony had valuation allowances of Y83.5 billion against deferred tax assets for U.S. federal and certain state taxes. However, there is a possibility that, depending on future operating performance, as early as during the fiscal year ending March 31, 2005, Sony may reverse part or all of the valuation allowances that would be recognized into income as a reduction to tax expense.
    However, it should be noted that the forecast above does not include the possibility of the establishment of a valuation allowance against deferred tax assets in Japan, or the possibility of the reversal of valuation allowances against deferred tax assets in the U.S.
    For your reference, further details about valuation allowances against deferred tax assets can be found under the "Deferred tax asset valuation" section of "Critical Accounting Policies" in Item 5. Operating and Financial Review and Prospects of Sony Corporation's Form 20-F for the fiscal year ended March 31, 2004.

    URL:
http://www.sec.gov/Archives/edgar/data/313838/000114554904000801/0001145549-
04-000801-index.htm

    Cautionary Statement
    Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

     Home Page: http://www.sony.net/IR/

    Business Segment Information (Unaudited)

                               (Millions of yen, millions of U.S. dollars)
                                        Three months ended June 30
    Sales and operating
     revenue                 2003         2004          Change       2004
      Electronics
       Customers        Y1,047,500   Y1,089,565         +4.0%     $10,089
       Intersegment         52,818        8,456                        78
       Total             1,100,318    1,098,021         -0.2       10,167

      Game
       Customers           120,332      100,061        -16.8          926
       Intersegment          4,914        5,304                        50
       Total               125,246      105,365        -15.9          976

      Music
       Customers           101,289      103,752         +2.4          961
       Intersegment         15,711       15,031                       139
       Total               117,000      118,783         +1.5        1,100

      Pictures
       Customers           151,131      148,191         -1.9        1,372
       Intersegment              0            0                         0
       Total               151,131      148,191         -1.9        1,372

      Financial Services
       Customers           142,969      127,706        -10.7        1,182
       Intersegment          6,678        5,918                        55
       Total               149,647      133,624        -10.7        1,237

      Other
       Customers            40,559       42,863         +5.7          397
       Intersegment         21,778       16,568                       153
       Total                62,337       59,431         -4.7          550

      Elimination         (101,899)     (51,277)           -         (475)
      Consolidated
       total            Y1,603,780   Y1,612,138         +0.5%     $14,927

      Electronics intersegment amounts primarily consist of transactions with the Game business.
      Music intersegment amounts primarily consist of transactions with the
       Game and Pictures businesses.
      Other intersegment amounts primarily consist of transactions with the Electronics business.

    Operating income (loss)     2003         2004         Change       2004
      Electronics             Y13,758       Y6,890        -49.9%        $64
      Game                      1,761       (2,881)           -         (27)
      Music                    (5,990)      (1,059)           -         (10)
      Pictures                 (2,397)       4,101            -          38
      Financial Services       14,047       10,403        -25.9          96
      Other                     3,390         (782)           -          (7)
      Total                    24,569       16,672        -32.1         154

      Unallocated corporate
       expenses and
       elimination             (7,897)      (6,898)           -         (63)
      Consolidated total      Y16,672       Y9,774        -41.4%        $91

     Commencing with the first quarter ended June 30, 2004, Sony has partly realigned its business segment configuration.
     Results in the first quarter of the previous year have been reclassified to conform to the presentations for the current quarter.

    Electronics Sales and Operating Revenue to Customers by Product Category
                              (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
    Sales and operating
     revenue                 2003         2004         Change       2004
    Audio                 Y152,392     Y134,386        -11.8%      $1,244
    Video                  224,448      251,205        +11.9        2,326
    Televisions            187,958      197,161         +4.9        1,826
    Information and
     Communications        188,141      174,043         -7.5        1,612
    Semiconductors          53,055       66,910        +26.1          619
    Components             135,842      151,710        +11.7        1,405
    Other                  105,664      114,150         +8.0        1,057
    Total               Y1,047,500   Y1,089,565         +4.0%     $10,089

         The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified. The primary changes are as follows:

     Main Product     Previous Product Category     New Product Category
     AIWA             "Other"                       "Audio" or "Video"
                                                     or "Televisions"
     Set-top box      "Video"                       "Televisions"

    Geographic Segment Information (Unaudited)
                             (Millions of yen, millions of U.S. dollars)
                                       Three months ended June 30
    Sales and operating
     revenue                   2003         2004        Change        2004
      Japan                 Y511,269     Y484,632         -5.2%      $4,487
      United States          459,729      418,296         -9.0        3,873
      Europe                 346,798      375,333         +8.2        3,475
      Other Areas            285,984      333,877        +16.7        3,092
      Total               Y1,603,780   Y1,612,138         +0.5%     $14,927

     Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

    Consolidated Statements of Income (Unaudited)
                             (Millions of yen, millions of U.S. dollars,
                                         except per share amounts)
                                   Three months ended June 30
                             2003         2004         Change      2004
    Sales and operating
     revenue:                                               %
      Net sales         Y1,449,222   Y1,471,121                  $13,622
      Financial service
       revenue             142,969      127,706                    1,182
      Other operating
       revenue              11,589       13,311                      123
                         1,603,780    1,612,138         +0.5      14,927

    Costs and expenses:
      Cost of sales      1,059,152    1,103,271                   10,215
      Selling, general
       and administrative  404,305      376,937                    3,490
      Financial service
       expenses            129,026      117,294                    1,086
      (Gain) loss on sale,
       disposal or
       impairment of
       assets, net          (5,375)       4,862                       45
                         1,587,108    1,602,364                   14,836

    Operating income        16,672        9,774        -41.4          91

    Other income:
      Interest and dividends 6,128        4,981                       46
      Royalty income         7,382        5,661                       52
      Gain on sale of
       securities
       investments, net      8,526          689                        6
      Gain on issuance of
       stock by subsidiary
       and equity investee       -          307                        3
      Other                 12,851        6,849                       64
                            34,887       18,487                      171

    Other expenses:
      Interest               6,155        7,527                       70
      Loss on devaluation
       of securities
       investments             500          931                        9
      Foreign exchange
       loss, net               872        5,683                       53
      Other                  8,261        7,506                       69
                            15,788       21,647                      201

    Income before income
     taxes                  35,771        6,614        -81.5          61

      Income taxes          25,384       (1,842)                     (17)

    Income before minority
     interest, equity in net
     income (loss) of
     affiliated companies
     and cumulative effect
     of an accounting
     change                 10,387        8,456        -18.6          78

      Minority interest in
       income (loss) of
       consolidated
       subsidiaries           (461)         621                        6

      Equity in net income
       (loss) of affiliated
       companies            (9,727)      20,142                      187

    Income before cumulative
     effect of an accounting
     change                  1,121       27,977     +2,395.7         259

      Cumulative effect of
       an accounting change
       (2004: Net of income
        taxes of
        Y2,675 million)          -       (4,713)                     (44)

    Net income              Y1,121      Y23,264     +1,975.3        $215

    Per share data:
      Common stock
       Income before
        cumulative effect
        of an accounting
        change
        - Basic               Y  -       Y30.20            -       $0.28
        - Diluted             Y  -        28.52            -        0.26
       Net income
        - Basic               1.24        25.10     +1,924.2        0.23
        - Diluted             1.24        23.81     +1,820.2        0.22
    Subsidiary tracking stock
    Net income (loss)
        - Basic              (7.97)       13.87            -        0.13

     Consolidated Balance Sheets (Unaudited)

                            (Millions of yen, millions of U.S. dollars)
                            June 30      March 31      June 30      June 30
                  ASSETS      2003          2004         2004         2004
    Current assets:
      Cash and cash
       equivalents          Y663,700     Y849,211     Y498,587       $4,617
      Time deposits            4,890        4,662        6,184           57
      Marketable securities  230,028      274,748      494,219        4,576
      Notes and accounts
       receivable, trade   1,145,962    1,123,863    1,113,384       10,309
      Allowance for doubtful
       accounts and sales
       returns               (94,874)    (112,674)    (109,555)      (1,014)
      Inventories            720,895      666,507      761,962        7,055
      Deferred income taxes  131,244      125,532      123,965        1,148
      Prepaid expenses and
       other current assets  542,814      431,506      440,486        4,078
                           3,344,659    3,363,355    3,329,232       30,826

    Film costs               306,072      256,740      259,792        2,405

    Investments and advances:
      Affiliated companies    92,100       86,253      168,222        1,558
      Securities investments
       and other           1,976,955    2,426,697    2,386,537       22,097
                           2,069,055    2,512,950    2,554,759       23,655

    Property, plant and equipment:

      Land                   188,856      189,785      186,620        1,728
      Buildings              878,242      930,983      934,311        8,651
      Machinery and
       equipment           2,084,805    2,053,085    2,085,402       19,309
      Construction in
       progress               67,062       98,480      117,456        1,088
      Less-Accumulated
       depreciation       (1,914,037)  (1,907,289)  (1,952,104)     (18,075)
                           1,304,928    1,365,044    1,371,685       12,701
    Other assets:
      Intangibles, net       256,118      248,010      233,271        2,160
      Goodwill               296,124      277,870      287,278        2,660
      Deferred insurance
       acquisition costs     331,738      349,194      363,401        3,365
      Deferred income taxes  233,036      203,203      228,203        2,113
      Other                  471,245      514,296      522,106        4,835
                           1,588,261    1,592,573    1,634,259       15,133
                          Y8,612,975   Y9,090,662   Y9,149,727      $84,720

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings Y260,451      Y91,260      Y103,828        $961
      Current portion of
       long-term debt         35,028      383,757       354,045       3,278
      Notes and accounts
       payable, trade        771,521      778,773       762,582       7,061
      Accounts payable,
       other and accrued
       expenses              803,178      812,175       783,635       7,256
      Accrued income and
       other taxes            77,057       57,913        45,257         419
      Deposits from customers
       in the banking
       business              284,669      378,851       413,654        3,830
      Other                  396,406      479,486       457,630        4,238
                           2,628,310    2,982,215     2,920,631       27,043

    Long-term liabilities:
      Long-term debt         806,606      777,649       781,089        7,232
      Accrued pension and
       severance costs       507,114      368,382       377,213        3,493
      Deferred income taxes   72,375       96,193        88,469          819
      Future insurance policy
       benefits and other  1,980,437    2,178,626     2,265,008       20,972
      Other                  269,913      286,737       276,082        2,557
                           3,636,445    3,707,587     3,787,861       35,073

    Minority interest in
     consolidated
     subsidiaries             19,082       22,858        23,287          216

    Stockholders' equity:
      Capital stock          476,591      480,267       480,285        4,447
      Additional paid-in
       capital               989,919      992,817       992,834        9,193
      Retained earnings    1,302,848    1,367,060     1,390,321       12,873
      Accumulated other
       comprehensive income (430,851)    (449,959)     (437,524)      (4,051)
      Treasury stock, at
       cost                   (9,369)     (12,183)       (7,968)         (74)
                           2,329,138    2,378,002     2,417,948       22,388
                          Y8,612,975   Y9,090,662    Y9,149,727      $84,720

    Consolidated Statements of Cash Flows (Unaudited)

                                   (Millions of yen, millions of U.S. dollars)
                                             Three months ended June 30
                                            2003       2004         2004
    Cash flows from operating
     activities:
      Net income                           Y1,121    Y23,264        $215
      Adjustments to reconcile net income
       to net cash used in operating
       activities
        Depreciation and amortization,
         including amortization of
         deferred insurance acquisition
         costs                             84,277     85,531         792
        Amortization of film costs         52,867     55,055         510
        Accrual for pension and severance
         costs, less payments              10,115      7,820          72
        (Gain) loss on sale, disposal or
         impairment of assets, net         (5,375)     4,862          45
        Gain on sales of securities
         investments, net                  (8,526)      (689)         (6)
        Gain on issuance of stock by
         subsidiary and equity investee         -       (307)         (3)
        Deferred income taxes              15,303    (15,627)       (145)
        Equity in net (income) losses of
         affiliated companies, net of
         dividends                          9,971    (19,668)       (182)
        Cumulative effect of an accounting
         change                                 -      4,713          44
        Changes in assets and liabilities:
         (Increase) decrease in notes and
          accounts receivable, trade      (32,757)    24,663         228
         Increase in inventories          (84,739)   (88,947)       (824)
         Increase in film costs           (71,399)   (51,412)       (476)
         Increase (decrease) in notes and
          accounts payable, trade          70,057    (21,838)       (202)
         Decrease in accrued income and
          other taxes                     (39,789)   (13,674)       (127)
         Increase in future insurance
          policy benefits and other        66,027     40,771         378
         Increase in deferred insurance
          acquisition costs               (16,229)   (15,940)       (148)
         Increase in marketable securities
          held in the financial service
          business for trading purpose          -    (12,343)       (114)
         Increase in other current assets (84,415)   (22,203)       (206)
         Decrease in other current
          liabilities                     (30,744)   (25,363)       (235)
      Other                                (7,917)    18,848         176
          Net cash used in operating
           activities                     (72,152)   (22,484)       (208)

    Cash flows from investing activities:
     Payments for purchases of fixed
      assets                              (84,197)  (128,891)     (1,193)
     Proceeds from sales of fixed assets   13,870     14,359         133
     Payments for investments and advances
      by financial service business      (254,879)  (414,488)     (3,838)
     Payments for investments and
      advances (other than financial
      service business)                    (8,545)   (67,182)       (622)
     Proceeds from sales of securities
      investments, maturities of
      marketable securities and
      collections of advances by
      financial service business          194,804    214,755       1,988
     Proceeds from sales of securities
      investments, maturities of
      marketable securities and collections
      of advances (other than financial
      service business)                     6,941      6,552          61
     Increase in time deposits             (1,122)    (1,399)        (13)
     Cash assumed upon acquisition by
      stock exchange offering               3,634          -           -
     Proceeds from issuances of stock by
      subsidiary                                -        267           2
      Net cash used in investing
       activities                        (129,494)  (376,027)     (3,482)

    Cash flows from financing activities:
     Proceeds from issuance of long-term
      debt                                  1,234      8,574          79
     Payments of long-term debt            (3,428)   (39,461)       (365)
     Increase (decrease) in short-term
      borrowings                          129,641     (3,073)        (28)
     Increase in deposits from customers
      in the financial service business    35,553     65,155         603
     Dividends paid                       (11,566)   (11,577)       (107)
     Other                                  1,048     15,031         139
        Net cash provided by financing
         activities                       152,482     34,649         321

    Effect of exchange rate changes on
     cash and cash equivalents               (194)    13,238         123

    Net decrease in cash and cash
     equivalents                          (49,358)  (350,624)     (3,246)
    Cash and cash equivalents at
     beginning of the fiscal year         713,058    849,211       7,863

    Cash and cash equivalents at
     June 30                             Y663,700   Y498,587      $4,617

     (Notes)
     1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y108 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2004.

     2. As of June 30, 2004, Sony had 1,007 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 69 affiliated companies.

     3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

         Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months ended June 30, 2003 and 2004 mainly resulted from convertible bonds.

         Weighted-average shares                     (Thousands of shares)
                                                   Three months ended June 30
                                                       2003           2004
         Income before cumulative effect of an
          accounting change and net income
           - Basic                                   921,748        924,955
           - Diluted                                 925,537      1,000,348

         Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months ended June 30, 2003 and 2004 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

     4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months ended June 30, 2003 and 2004 were as follows:

                                  (Millions of yen, millions of U.S. dollars)
                                               Three months ended June 30
                                      2003             2004            2004
    Net income                       Y1,121          Y23,264           $215
    Other comprehensive income:
     Unrealized gains (losses) on
      Securities                     17,018          (15,163)          (140)
     Unrealized gains (losses) on
      derivative instruments            646           (2,262)           (21)
     Minimum pension liabilities
      adjustments                    (4,218)            (363)            (3)
     Foreign currency translation
      adjustments                    27,681           30,223            279
                                     41,127           12,435            115
    Comprehensive income            Y42,248          Y35,699           $330

     5. In January 2003, the FASB issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletins ("ARB") No.51", and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity ("VIE"). FIN No.46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized Y2,117 million of loss as the cumulative effect of accounting change. Additionally, Sony's assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by Y95,255 million and Y97,950 million, respectively, as well as cash and cash equivalents of Y1,521 million.

     6.  Adoption of New Accounting Standards

         Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts
         In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantees or annuitization options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony's operating income decreased by Y968 million ($9 million) and Sony recorded a one-time charge of Y4,713 million ($44 million), net of income taxes of Y2,675 million, as a cumulative effect of an accounting change for the three months ended June 30, 2004. In addition, the separate account assets, which are defined as "special accounts" by insurance business law in Japan and were previously included in "Security investments and other" in the consolidated balance sheet, are now treated as general account assets and included in "Marketable securities" in the consolidated balance sheet.

     Other Consolidated Financial Data

                                  (Millions of yen, millions of U.S. dollars)
                                           Three months ended June 30
                               2003       2004       Change         2004
     Capital expenditures
      (additions to property,
       plant and equipment)  Y81,017    Y88,071       +8.7%         $815
     Depreciation and
      amortization expenses*  84,277     85,531       +1.5           792
     (Depreciation expenses
       for property, plant
       and equipment)        (65,636)   (68,907)     (+5.0)         (638)
     R&D expenses            114,164    123,582       +8.2         1,144

     * Including amortization expenses for intangible assets and for deferred insurance acquisition costs

    Condensed Financial Services Financial Statements (Unaudited)
    The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules shows unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.
    Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below. (Millions of yen, millions of U.S. dollars)

    Condensed Statements of
     Income
                                   (Millions of yen, millions of U.S. dollars)
                                         Three months ended June 30
     Financial Services           2003         2004       Change       2004
                                                                %
    Financial service revenue  Y149,647     Y133,624      -10.7       $1,237
    Financial service expenses  135,600      123,221       -9.1        1,141
    Operating income             14,047       10,403      -25.9           96
    Other income (expenses), net
                                     14          (62)         -           (0)
    Income before income taxes   14,061       10,341      -26.5           96
    Income taxes and other        7,058        3,826      -45.8           35
    Income before cumulative
     effect of an accounting
     change                       7,003        6,515       -7.0           61
    Cumulative effect of an
     accounting change                -       (4,713)         -          (44)
    Net income                   Y7,003       Y1,802      -74.3          $17

                                   (Millions of yen, millions of U.S. dollars)
                                         Three months ended June 30
      Sony without Financial
       Services                   2003         2004       Change       2004
                                                                %
    Net sales and operating
     revenue                 Y1,462,818   Y1,486,409       +1.6      $13,763
    Costs and expenses        1,459,962    1,486,927       +1.8       13,768
    Operating income (loss)       2,856         (518)         -           (5)
    Other income (expenses), net 18,855       (3,209)         -          (30)
    Income (loss) before
     income taxes                21,711       (3,727)         -          (35)
    Income taxes and other       27,688      (25,189)         -         (234)
    Net income (loss)           Y(5,977)     Y21,462          -         $199

                                   (Millions of yen, millions of U.S. dollars)
                                         Three months ended June 30
      Consolidated                2003         2004       Change       2004
                                                                %
    Financial service revenue  Y142,969     Y127,706      -10.7       $1,182
    Net sales and operating
     revenue                  1,460,811    1,484,432       +1.6       13,745
                              1,603,780    1,612,138       +0.5       14,927
    Costs and expenses        1,587,108    1,602,364       +1.0       14,836
    Operating income             16,672        9,774      -41.4           91
    Other income (expenses), net 19,099       (3,160)         -          (30)
    Income before income taxes   35,771        6,614      -81.5           61
    Income taxes and other       34,650      (21,363)         -         (198)
    Income before cumulative
     effect of an accounting
     change                       1,121      27,977    +2,395.7          259
    Cumulative effect of an
     accounting change                -      (4,713)          -          (44)
    Net income                   Y1,121     Y23,264    +1,975.3         $215

    Condensed Balance Sheets
                                (Millions of yen, millions of U.S. dollars)
    Financial Services          June 30     March 31      June 30     June 30
               ASSETS             2003         2004         2004        2004
    Current assets:
      Cash and cash equivalents Y305,833     Y256,316     Y189,381     $1,754
      Marketable securities      225,103      270,676      490,144      4,538
      Notes and accounts
       receivable, trade          77,545       72,273       72,339        670
      Other                      136,840      100,433       81,891        758
                                 745,321      699,698      833,755      7,720

    Investments and advances   1,816,554    2,274,510    2,250,950     20,842
    Property, plant and equipment 44,840       40,833       40,819        378
    Other assets:
      Deferred insurance
       acquisition costs         331,738      349,194      363,401      3,365
      Other                      108,860      110,804      108,956      1,009
                                 440,598      459,998      472,357      4,374
                              Y3,047,313   Y3,475,039   Y3,597,881    $33,314

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings      Y68,285      Y86,748     Y103,176       $955
      Notes and accounts
       payable, trade              6,383        7,847        7,176         66
      Deposits from customers in
       the banking business      284,669      378,851      413,654      3,830
      Other                      100,206      175,357      158,775      1,471
                                 459,543      648,803      682,781      6,322

    Long-term liabilities:
      Long-term debt             140,262      135,811      135,993      1,259
      Accrued pension and
       severance costs             9,097       10,183       10,748        100
      Future insurance policy
       benefits and other      1,980,437    2,178,626    2,265,008     20,972
      Other                      116,161      126,349      120,406      1,115
                               2,245,957    2,450,969    2,532,155     23,446

    Minority interest in
     consolidated subsidiaries         -            -        5,820         54
    Stockholders' equity         341,813      375,267      377,125      3,492
                              Y3,047,313   Y3,475,039   Y3,597,881    $33,314

                                (Millions of yen, millions of U.S. dollars)
    Sony without Financial
     Services                    June 30     March 31      June 30    June 30
        ASSETS                     2003         2004         2004       2004
    Current assets:
      Cash and cash
       equivalents              Y357,867     Y592,895     Y309,206     $2,863
      Marketable securities        4,925        4,072        4,075         38
      Notes and accounts
       receivable, trade         976,757      943,590      935,065      8,658
      Other                    1,288,524    1,151,879    1,274,358     11,799
                               2,628,073    2,692,436    2,522,704     23,358

    Film costs                   306,072      256,740      259,792      2,405
    Investments and advances     372,682      358,629      423,858      3,925
    Investments in Financial
     Services, at cost           176,905      176,905      197,073      1,825
    Property, plant and
     equipment                 1,260,087    1,324,211    1,330,866     12,323
    Other assets               1,261,742    1,251,901    1,272,866     11,786
                              Y6,005,561   Y6,060,822   Y6,007,159    $55,622

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term borrowings     Y260,389     Y409,766     Y373,908     $3,462
      Notes and accounts
       payable, trade            766,841      773,221      757,236      7,011
      Other                    1,182,370    1,190,563    1,144,546     10,598
                               2,209,600    2,373,550    2,275,690     21,071

    Long-term liabilities:
      Long-term debt             802,706      775,233      777,738      7,201
      Accrued pension and
       severance costs           498,017      358,199      366,465      3,393
      Other                      309,526      348,946      331,854      3,073
                               1,610,249    1,482,378    1,476,057     13,667

    Minority interest in
     consolidated subsidiaries    13,390       17,554       17,567        163
    Stockholders' equity       2,172,322    2,187,340    2,237,845     20,721
                              Y6,005,561   Y6,060,822   Y6,007,159    $55,622

                             (Millions of yen, millions of U.S. dollars)
    Consolidated           June 30     March 31      June 30      June 30
                ASSETS       2003         2004         2004         2004
    Current assets:
      Cash and cash
       equivalents        Y663,700     Y849,211     Y498,587       $4,617
      Marketable
       securities          230,028      274,748      494,219        4,576
      Notes and accounts
       receivable, trade 1,051,088    1,011,189    1,003,829        9,295
      Other              1,399,843    1,228,207    1,332,597       12,338
                         3,344,659    3,363,355    3,329,232       30,826

    Film costs             306,072      256,740      259,792        2,405
    Investments and
     advances            2,069,055    2,512,950    2,554,759       23,655
    Property, plant and
     equipment           1,304,928    1,365,044    1,371,685       12,701
    Other assets:
      Deferred insurance
       acquisition costs   331,738      349,194      363,401        3,365
      Other              1,256,523    1,243,379    1,270,858       11,768
                         1,588,261    1,592,573    1,634,259       15,133
                        Y8,612,975   Y9,090,662   Y9,149,727      $84,720

    LIABILITIES AND
     STOCKHOLDERS' EQUITY
    Current liabilities:
      Short-term
       borrowings         Y295,479     Y475,017     Y457,873       $4,240
      Notes and accounts
       payable, trade      771,521      778,773      762,582        7,061
      Deposits from
       customers in the
       banking business    284,669      378,851      413,654        3,830
      Other              1,276,641    1,349,574    1,286,522       11,912
                         2,628,310    2,982,215    2,920,631       27,043

    Long-term liabilities:
      Long-term debt       806,606      777,649      781,089        7,232
      Accrued pension and
       severance costs     507,114      368,382      377,213        3,493
      Future insurance
       policy benefits and
       other             1,980,437    2,178,626    2,265,008       20,972
      Other                342,288      382,930      364,551        3,376
                         3,636,445    3,707,587    3,787,861       35,073

    Minority interest in
     consolidated
     subsidiaries           19,082       22,858       23,287          216
    Stockholders' equity 2,329,138    2,378,002    2,417,948       22,388
                        Y8,612,975   Y9,090,662   Y9,149,727      $84,720

                                  (Millions of yen, millions of U.S. dollars)

     Condensed Statements of
      Cash Flows                            Three months ended June 30
       Financial Services              2003            2004          2004

    Net cash provided by operating
     activities                      Y66,074         Y50,544         $468
    Net cash used in investing
     activities                      (76,094)       (209,778)      (1,942)
    Net cash provided by financing
     activities                       41,310          92,299          855
    Net increase (decrease) in cash
     and cash equivalents             31,290         (66,935)        (619)
    Cash and cash equivalents at
     beginning of the fiscal year    274,543         256,316        2,373
    Cash and cash equivalents
     at June 30                     Y305,833        Y189,381       $1,754

                                  (Millions of yen, millions of U.S. dollars)
                                           Three months ended June 30
     Sony without Financial Services   2003            2004          2004

    Net cash used in operating
     activities                    Y(138,365)       Y(72,863)       $(675)
    Net cash used in investing
     activities                      (55,744)       (174,929)      (1,620)
    Net cash provided by (used in)
     financing activities            113,655         (49,135)        (455)
    Effect of exchange rate changes
     on cash and cash equivalents       (194)         13,238          123
    Net decrease in cash and cash
     equivalents                     (80,648)       (283,689)      (2,627)
    Cash and cash equivalents at
     beginning of the fiscal year    438,515         592,895        5,490
    Cash and cash equivalents at
     June 30                        Y357,867        Y309,206       $2,863

                                  (Millions of yen, millions of U.S. dollars)
                                           Three months ended June 30
     Consolidated                      2003            2004          2004

    Net cash used in operating
     activities                     Y(72,152)       Y(22,484)       $(208)
    Net cash used in investing
     activities                     (129,494)       (376,027)      (3,482)
    Net cash provided by financing
     activities                      152,482          34,649          321
    Effect of exchange rate changes
     on cash and cash equivalents       (194)         13,238          123
    Net decrease in cash and cash
     equivalents                     (49,358)       (350,624)      (3,246)
    Cash and cash equivalents at
     beginning of the fiscal year    713,058         849,211        7,863
    Cash and cash equivalents at
     June 30                        Y663,700        Y498,587       $4,617

SOURCE  Sony Corporation
    -0-                             07/28/2004
    /CONTACT: Tokyo, Yukio Ozawa, +81-3-5448-2180, in New York, Masaaki Konoo or Justin Hill, +1-212-833-6722, or in London, Chris Hohman or Shinji Tomita, +44-20-7444-9713, all of Sony Corporation /
    /Web site:  http://www.sony.com
                http://www.sony.net/IR /
    (SNY)

CO:  Sony Corporation
ST:  Japan
IN:  CPR STW HRD CSE ENT
SU:  ERN ERP